July 6, 2011

BY EDGAR

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Martin Marietta Materials, Inc.

Dear Mr. Schwall:

In connection with your letter to Ms. Anne H. Lloyd, Chief Financial officer of Martin Marietta Materials, Inc. dated June 27, 2011, and as requested by Ms. Suying Li of your office in her telephone conversation with Mr. Guy Brooks, Managing Attorney-Aggregates of this company on June 30, 2011, this letter is to confirm our receipt of your letter and our intent to provide responses to your letter no later than July 15, 2011.

Very truly yours,

/s/ Roselyn R. Bar

Roselyn R. Bar

cc:	Suying Li

Ethan Horowitz